UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of December 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: December 5th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Expedites its Drilling Program

Wellington, New Zealand –December 2, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

Supplejack South-1 Well

The ODE 19 rig is now being moved to the Supplejack site, in preparation for the Supplejack South-1 well. This well is scheduled to commence drilling on or about December 6. Austral Pacific has a 36.667% share in permit PEP 38765 in which this well is situated; and will operate the well under an agency agreement with the permit operator, Tap Oil.

Supplejack South-1 will be deviated southwards from the site, and is scheduled to take two weeks to drill to 2,000m (6,600 feet) depth to test the reservoir intersected in Supplejack-1 at a depth near 1950m (6,400 feet) depth, which flowed gas and condensate on test in September this year. Mapping of the 3D seismic over the area indicates that this pay should be better developed in Supplejack South-1, hence able to produce at higher flow rates. The well will also intersect the gas bearing sands encountered at 1350m ( 4,400 feet) depth in Supplejack-1 (Austral 30%). This will enable a better estimation of recoverable gas from these sands, hence determine the preferred mode of their development. In the event of success at Supplejack South-1, a joint development of the two wells on the site will be made, with the capability to drill further development wells from the site.

Cheal Field Development

Austral Pacific has now presented to the Cheal partners a Front End Engineering & Development plan for the Cheal oil field (Austral 36.5%), which includes the redevelopment of the Cheal-A site to allow all existing and future wells on the site to be produced simultaneously. The plan will be commissioned over the coming months. In addition, Austral has now been able to secure a drilling slot in February 2006 to drill the first well from the Cheal-B site, to be situated approximately 1 km ( 0.6 miles) north of the Cheal-A site. Success at this well will significantly enhance the established oil reserves in the field.

Subject to the approval of the Cheal and Cardiff joint ventures, a 3D seismic survey will be acquired in early 2006, covering the combined full extent of the Cardiff and Cheal structures. This will assist in placing further wells on these fields.

Exploration Drilling

The Heaphy-1 well (PEP 38746, Austral 67.7%) is scheduled to be drilled in January 2006, and the Ratanui-1 well ( PEP 38741, Austral 30%) in Second Quarter 2006 as part of Austral’s ongoing onshore Taranaki exploration program. In Papua New Guinea, spud of Douglas-1 is targeted for late February 2006.

CONTACT: Investor Relations: tel: +1 561 837 8057 ext 2

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.